Exhibit 99.1

February 10, 2022

•	Nova Scotia Securities Commission

•	Alberta Securities Commission

•	Manitoba Securities Commission

•	Ontario Securities Commission

•	Superintendent of Securities, Prince Edward Island

•	Superintendent of Securities, Northwest Territories

•	Superintendent of Securities, Nunavut
•	Securities Commission of Newfoundland and Labrador

•	Saskatchewan Financial and Consumer Affairs Authority

•	New Brunswick Financial and Consumer Services Commission

•	British Columbia Securities Commission

•	Autorité des marchés financiers

•	Superintendent of Securities, Yukon Territory

RE: Sun Life Financial Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	May 11, 2022

Record date for notice:	March 18, 2022

Record date for voting:	March 18, 2022

Beneficial ownership determination date:	March 18, 2022

Securities entitled to notice:	Common

Securities entitled to vote:	Common

Issuer mailing directly to non-objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered investors:	Yes

Issuer using notice-and-access for non-registered investors:	Yes

Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services

TSX TRUST COMPANY

1 Toronto Street Suite 1200 Toronto, ON M5C 2V6 T 416.682.3800 TSXTRUST.COM